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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      Terra Nova (Bermuda) Holdings Ltd.
                      ----------------------------------
                               (Name of Issuer)

                 Class A Ordinary Shares, par value U.S. $5.80
                 ---------------------------------------------
                        (Title of Class of Securities)

                                   G87615103
                                   ---------
                                (CUSIP Number)

                            Gregory B. Nevers, Esq.
                              Markel Corporation
                4551 Cox Road, Glen Allen, Virginia 23060-3382
                                (804) 965-1673
                ----------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)

                                With a copy to:
                            Leslie A. Grandis, Esq.
                      McGuire, Woods, Battle & Boothe LLP
                             901 East Cary Street
                           Richmond, Virginia 23219

                               December 8, 1999
                               ----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. G87615103
                                 Schedule 13D

1)    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
      ----------------------------------------------------------------------
       Persons
       -------

      Markel Corporation, (E.I.N. 54-0292420)

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      ------------------------------------------------
      (a)
      (b) X

3)    SEC Use Only
      ------------

4)    Source of Funds (See Instructions)
      ---------------

      OO, WC

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      --------------------------------------------------------------------------
      or 2(e)  [ ]
      -------

6)    Citizenship or Place of Organization                     Virginia, U.S.A.
      ------------------------------------

                                                                   Class A

     Number of         7)  Sole Voting Power                       580,070
     Shares Bene-          -----------------
     ficially
     Owned by          8)  Shared Voting Power                   7,158,620
     Each                  -------------------
     Reporting
     Person With       9)  Sole Dispositive Power                  580,070
                           ----------------------

                      10)  Shared Dispositive Power                      0
                           ------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      ------------------------------------------------------------

      7,738,690

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      -----------------------------------------------------------------
      Instructions)

13)   Percent of Class Represented by Amount in Row (11)
      --------------------------------------------------

      30.5%

14)   Type of Reporting Person (See Instructions)
      ------------------------

      CO, IC
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Items 4 and 5 are amended as set forth below:

Item 4.  Purpose of Transaction.

  The Merger Agreement provides, subject to the terms and conditions set forth therein, for (i) the merger ("Merger") of MINT Sub Ltd., a corporation to be organized under the laws of Virginia as a wholly-owned subsidiary of Virginia Holdings Inc. ("MINT"), a corporation to be organized under the laws of Virginia, with and into Markel and (ii) a Scheme of Arrangement between Terra Nova and certain of its shareholders (the "Scheme"). Upon completion of the Merger and the Scheme, each of Markel and Terra Nova will be a wholly-owned subsidiary of MINT, which will be renamed Markel Corporation.

  The consummation of the transactions contemplated by the Merger Agreement is subject to regulatory approvals and the satisfaction or waiver of a number of other conditions as more fully described in the Merger Agreement.

  In connection with the Merger, as an inducement to Markel to enter into the Merger Agreement, the shareholders of Terra Nova set forth in Item 5 (each a "Stockholder" and, collectively, the "Stockholders"), who collectively own 5,362,403 shares of Class A Common Stock and 1,796,217 shares of Class B Common Stock representing approximately 28.3% of the outstanding Class A Common Stock (assuming the conversion of all outstanding shares of Class B Common Stock, which may be deemed to be beneficially owned by Markel, into shares of Class A Common Stock), have entered into the Stockholders Agreement

     Pursuant to the terms of the Stockholders Agreement, as long as the Stockholders Agreement is in force, each Stockholder irrevocably appoints Markel or any designee the lawful agent, attorney and proxy of such Stockholder to vote the shares of Common Stock now owned or in the future acquired by such Stockholder (the "Shares") (i) in favor of the Scheme, the execution and delivery by Terra Nova of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Terra Nova under the Merger Agreement or the Stockholders Agreement; and (iii) against the following actions (other than the Scheme and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation or other business combination involving Terra Nova or its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of Terra Nova or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Terra Nova or its subsidiaries;
(3) (a) any change in the majority of the Board of Directors of Terra Nova; (b) any material change in the present capitalization of Terra Nova or any material amendment of Terra Nova's certificate of incorporation and memorandum of association; (c) any other material change in Terra Nova's corporate structure or business; or (d) any other action which, is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the Scheme or the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the
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foregoing. In addition, one Stockholder has agreed to use its commercially reasonable efforts to cause an additional 1,214,414 shares of Class A Common Stock as to which it holds depository receipts to be voted in accordance with the Stockholders Agreement.

  The Stockholders have also agreed, while the Stockholders Agreement is in force, to not sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares, or grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or its obligations under the Stockholders Agreement.

  The Stockholders Agreement terminates at the earlier of the effective time of the Merger and the Scheme or the termination of the Merger Agreement.

  On August 15, 1999, Markel also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Stockholders pursuant to which Markel has agreed to cause MINT to grant such stockholders certain registration rights with respect to which MINT shares they will receive in the transaction.

  The Merger Agreement provides that the parties thereto shall procure at the effective time of the Scheme, only those directors of Terra Nova and such additional persons, in each case who shall be designated by MINT, shall remain or be elected to serve as directors of Terra Nova, each of such directors to hold office in accordance with the applicable provisions of the articles of association of Terra Nova and until their successors shall be elected or appointed and shall duly qualify.

  Following the Merger, Terra Nova will become a wholly-owned subsidiary of MINT. The shares of common stock of Terra Nova will be delisted from the New York Stock Exchange and will eligible for termination of registration under
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

  The Merger Agreement, the Stockholders Agreement and the Registration
Rights Agreement are incorporated herein by reference. The descriptions of the Merger and the Scheme and the terms of the Merger Agreement, the Stockholders Agreement and the Registration Rights Agreement, contained herein are summaries, and qualified in their entirety by reference to the Exhibits 7.1 through 7.3 hereto which are incorporated by reference herein.

  The undersigned may, from time to time, acquire additional shares of Class A Common Stock on the New York Stock Exchange or otherwise in the over-the-counter market.


Item 5.  Interest in Securities of the Issuer.
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  (a) Markel may be deemed to be the beneficial owner of  7,738,690 shares of
Class A Common Stock (approximately 30.5% of the issued and outstanding shares of Class A Common Stock, as of December 8, 1999, as reported in Terra Nova's Form 10-Q filed November 15, 1999 and assuming conversion of the Class B Common Stock which may be deemed to be beneficially owned by Markel).

  (b) Markel, either directly or through its wholly-owned subsidiaries, has sole dispositive and voting power with respect to 580,070 shares of Class A Common Stock. By reason of the Stockholders Agreement, Markel may be deemed to share power to direct the vote of 7,158,620 shares of Class A Common Stock (which includes 1,796,127 shares issuable on conversion of Class B Common Stock which may be deemed to be beneficially owned by Markel) (approximately 28.3% of the outstanding shares of Class A Common Stock) with each of the Stockholders.

  The following paragraphs provide the applicable information required by Item 2 with respect to each of the Stockholders.

  The Stockholders are: DLJ International Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJ Offshore Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJMB Overseas Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJ Merchant Bank Funding, Inc., a Delaware corporation, a merchant banking fund; DLJ First ESC, L.P., a Delaware limited partnership, an employee securities company; Donaldson, Lufkin & Jenrette Securities Corp., a Delaware corporation, a full line investment bank; Marsh & McLennan Capital, Inc., a Delaware corporation, which provides services in connection with originating, structuring and managing insurance and related industry investments; and John J. Byrne, an individual investor.

  To the best of Markel's knowledge, the business address of each of the Stockholders is as described on Exhibit A to the Stockholders Agreement, other than the address for John J. Byrne whose principal business address and principal offices are located at 80 South Main Street, Hanover, NH 03755.

  To the best of Markel's knowledge, none of the Stockholders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  The information relating to Terra Nova and the Stockholders contained herein is based on information received from the Stockholders or publicly available.

  (c) Except as described in Item 4, none of Markel, its executive officers or directors has effected any transactions in the Class A Common Stock in the last sixty days other than
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purchases in the open market by Markel on November 12, 1999 of 50,000 shares at a price of $30.625 per share, on November 15, 1999 of 30,000 shares at a price of $30.75 per share, on November 19, 1999 of 25,000 shares at a price of $30.75 per share, on November 22, 1999 of 20,000 shares at a price of $29.875 per share and on December 8, 1999 of 318,300 shares at a price of $28.625 per share.

     (d)  Not applicable.

     (e)  Not applicable.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       MARKEL CORPORATION


December 9, 1999                       By: /s/ Steven A. Markel
                                          -------------------------
                                          Steven A. Markel
                                          Vice Chairman